EXHIBIT 11

TELLABS, INC.

COMPUTATION OF PER SHARE EARNINGS

(In millions, except per share amounts)

	Three Months Ended		Six Months Ended
	7/1/05	7/2/04	7/1/05	7/2/04
Numerator:
Net earnings	$41.1	$49.6	$41.8	$63.0

Denominator:

Denominator for basic earnings per share- Weighted-average shares outstanding	447.7	416.1	451.8	415.7

Effect of dilutive securities:

Employee stock options and awards	3.7	4.2	3.4	4.2

Denominator for diluted earnings per share- Adjusted weighted-average shares outstanding and assumed conversions	451.4	420.3	455.2	419.9

Net earnings per share – basic	$0.09	$0.12	$0.09	$0.15
Net earnings per share – diluted	$0.09	$0.12	$0.09	$0.15